October 16, 2017

Nudrat Salik, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Technology Holdings Limited
Form 20-F for the Year Ended June 30, 2016
Filed November 15, 2016
Responses dated August 8, 2017
File No. 1-35755 (the “Annual Report”)

Dear Ms. Salik and Messrs. Pavot and O’Brien,

On behalf of our client, Delta Technology Holdings Limited , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letters dated August 25, 2017 and September 29, 2017.

In our previous responses, the Company provided details of Customers A, B, C, D and E that individually comprises a significant concentration of its receivables at June 30, 2016. These receivables consisted of trade receivables and other receivables. In general, the Company recognizes receivables related to sales to customers as trade receivables while other receivables related to advances to its suppliers and other unrelated third parties.

In reviewing the Staff’s letters and the Company’s previous responses, the Company’s discovered that there were several insufficiencies in its responses. We shall explain in detail the insufficiencies in the following responses to the Staff’s comments. These insufficiencies were due to clerical oversight and miscommunication among the Chief Financial Officer and the Company’s PRC accounting staff. We apologize for the insufficiencies and the Company will take the necessary steps in strengthening its ongoing responses and communications. Specifically, the Company’s board of directors will resolve to engage an in-house bilingual accountant who is familiar with US GAAP and is able to represent the Company in future communication with regulators, authorities and other US professional parties.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Annual Report.

*                *                *

Form 20-F for the Year Ended June 30, 2016

Trade and Other Receivables, page F-3

1.        We note your response to comments 1 and 6 of our letter dated June 19, 2017. We remind you that ASC 310-10-35-4(c) states that “the approach for determination of the allowance shall be well documented and applied consistently from period to period.” Your June 30, 2016 trade receivables balance increased despite a 74% decrease in sales, causing the ratio of trade receivables to annual revenue to go from 28% at June 30, 2015 to 108% at June 30, 2016 and December 31, 2016 based on annualized revenue for the 6 months ended December 31, 2016. Further, your past due over 6 months receivables increased 570% in fiscal year 2016, whereas the allowance for doubtful accounts only increased by 211%. This past due over 6 months decreased slightly by 1.5% from June 30, 2016 to December 31, 2016 while the allowance for doubtful accounts increased by 21%, though this allowance still only represented approximately 11% of total receivables past due over 6 months at December 31, 2016. In light of these considerations, your response did not appear to address why a proportionate increase in your allowance was not required at June 30, 2016 and December 31, 2016 thus complying with the guidance that the approach for determining your allowance shall be applied consistently from period to period. Your response to comment 6 of our letter dated June 19, 2017 also did not address what consideration was given to your historical experience in collecting delinquent accounts in determining your allowance. Please provide a comprehensive explanation of the methodology you use to determine your allowance from period to period and correspondingly demonstrate to us how this methodology was applied consistently from period to period.

Response:

The Company has been complying with ASC 310-10-35-4(c) in that “the approach for determination of the allowance shall be well documented and applied consistently from period to period”. The Company’s receivable allowance policy (or loss estimation policy) states the details of the methodology it uses to determine its allowance calculations. Specifically, the policy states that the Company should classify any receivable accounts in one of the three categories below for periodic determination of allowance.

	Criteria	Method to determine allowance
1	Individual trade receivables account with RMB10 million or more; or Other receivables account without objective evidence of impairment.	Specific allowances are determined at the individual account level based on an assessment on the specific risk characteristics on their financial ability, receivable category, repayment history, delinquency status, and/or any collateral pledged.
2	Individual trade receivables account with less than RMB10 million.	General allowances are determined based past due status with 1 to 2 years for 50%, and with more than 2 years for 100%.
3	Individual trade or other receivable account with objective evidence of impairment already exists.	Specific allowances are determined at the individual account level based on an assessment on the expected recoverable amount depending on the nature of impairment indication.

Historical experience in collecting delinquent account has been considered as one of the important considerations for determining our allowance. The Company will focus on the delinquent accounts that have poor records, and review, together with other objective evidence, the sufficiency of the allowances.

Please refer to Appendix 1 for a table demonstrates how its methodology was applied based on its receivable allowance policy.

2.        We note your response to comments 2 and 8 of our letter dated June 19, 2017. In regard to Customer A, it remains unclear how you determined that collection of the trade and other receivable amounts is probable given that it appears the customer was unable to pay based on the original payment terms, which resulted in an addendum to credit terms allowing repayment over a 40+ year period. Please advise. Please specifically address why you were not able to collect the amounts owed under the original terms, why you needed to offer such significant extended payment terms, and what reliable, objective evidence you have of your customer’s financial condition and ability to pay.

Response:

Receivables from Customer A were related to both sales revenue and advance payments for supplies. The Company has sales and at the same time has been securing raw materials from Customer A through a procurement agreement during the year ended 30 June, 2016. A renewed procurement agreement with the Customer A was made in October, 2016 for extending the period of the agreement. The Company has been following the receivable allowance policy under criteria 1 and the Company did not make any allowances on the trade receivables of Customer A as at June 30, 2016 because the trade receivables were all current then. The Company also updated the credit and legal search on the receivable accounts and monitored the latest delinquency status. Management of the Company believed that the allowances on the receivables were not required then.

In our previous responses, the Company inappropriately communicated between its Chief Financial Officer and PRC accounting staff that the procurement agreement as a signed repayment schedules. The repayment terms of RMB 1 million were also an estimation of an accounting staff without proper consideration.

Please refer to Appendix 2 for the movements of the receivable account.

3.        We note your response to comment 3 of our letter dated June 19, 2017. In regard to Customer B, it remains unclear how you determined that collection of the other receivable amount is probable given that it appears the customer was unable to pay based on the original payment terms which resulted in an addendum to credit terms allowing repayment allowing repayment over a nine year period. In addition, your response dated May 18, 2017 indicated that you have only collected .3 million USD, which appears to be considerably less than what would be required pursuant to the addendum. Please advise. Please specifically address why you were not able to collect the amounts owed under the original and amended terms, why you needed to offer such significant extended payment terms, and what reliable, objective evidence you have of your customer’s financial condition and ability to pay. Please also address the availability of current and objective fair value data regarding the property which you indicate serves as collateral underlying the receivable. Refer to ASC 310-10-35-23.

Response:

Receivables from Customer B were related to the current account balances of a previous group company that the Company disposed of during the financial year ended June 30, 2015. This receivable was supported by a pledge of Customer B's property to secure the Company's bank borrowing. The property's fair market value was RMB71.6M (the valuation done by an independent third party valuer). The Company has been following the receivable allowance policy under criteria 1 and the Company determined that no allowance should be made on the receivables of Customer B as at June 30, 2016 because the receivables were fully supported by the value of the pledged assets.

4.        In regard to Customer C, it remains unclear how you determined that collection of the other receivable amount is probable given that you have collected no amounts since June 30, 2016 based on your response letter dated May 18, 2017. Please address what reliable, objective evidence you have of your customer’s financial condition and ability to pay. Your response to comment 8 of our letter dated June 19, 2017 indicates that based on your credit check of Customer C, you had no concerns over their payment ability. Please tell us what specific steps were taken as part of this credit check.

Response:

Receivables from Customer C were related to the advance payments of a supplier. The Company has been securing raw materials from Customer C through a procurement agreement. A renewed procurement agreement with the Customer C was made in October, 2016 for extending the period of the prior agreement. The Company has been following the receivable allowance policy under criteria 1 and did not make any allowances on the receivables of Customer C as at June 30, 2016 after the assessment of the specific characteristics of this account. The Company updated the credit and legal search on the receivable accounts and monitored the latest delinquency status. As a result, management of the Company believed that the allowances on the receivables were not required.

In our previous responses, the Company incorrectly used the data of $5.49 million as the receivable amount of Customer C due to the use of China GAAP data from the Company’s accounting system. After proper reclassification, the correct amount due from Customer C was $2.96 million as at June 30, 2016.

Please refer to Appendix 2 for the movements of the receivable account.

5.        In regard to Customer E, it remains unclear how you determined that collection of the trade receivable amount is probable given that it appears the customer was unable to pay based on the original payment terms which resulted in an addendum to credit terms allowing repayment over a 18 year period. In addition, your response dated May 18, 2017 indicates that you have only collected .075 million USD, which appears to be considerably less than would be required pursuant to the addendum. Please advise. Please specifically address why you were not able to collect the amounts owed under the original and amended terms, why you needed to offer such significant extended payment terms, and what reliable, objective evidence you have of your customer’s financial condition and ability to pay. We also note that you recorded a $3.3 million USD allowance compared to the $22.3 million USD trade receivable balance as of June 30, 2016. Please tell us how you determined the appropriate allowance amount to record related to this customer.

Response:

Receivables from Customer E were related to sales to the customer. The Company did not sign any agreement with the customer for the repayment. The Company has been following the receivable allowance policy under criteria 1 for the receivables and the Company made certain allowances on the non-current portion of the trade receivables of Customer E at June 30, 2016. The Company also updated the credit and legal search on the receivable accounts and monitored the latest delinquency status, resulting in the management of the Company believing that the allowances on the receivable were adequate.

In our previous responses, the Company wrongly communicated between its Chief Financial Officer and PRC accounting staff that there was a signed repayment schedule. The repayment terms of RMB 1 million were also an estimate of the accounting staff without proper consideration.

Please refer to Appendix 2 for the movements of the receivable account.

6.        We note your response to comment 4 of our letter dated June 19, 2017. Pursuant to ASC 310-10-35-16, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Your responses to our comments have not demonstrated why it is probable that you will collect all amounts due according to the addendums to credit terms. In this regard, we remind you of the guidance in ASC 310-10-35-22 that indicates that impaired loans should be measured at net present value. Please provide your present value calculations and the basis for your material assumptions and estimates.

Response:

The Company has been following the receivable allowance policy, and based on the information above, the management was not of the opinion that the Company will not collect all amounts due. The Company therefore determined that it did not need to provide present value calculations and the basis of its material assumptions and estimates.

7.        We note your response to comment 5 of our letter dated June 19, 2017. ASC 855-10-25-1 states that an entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. In this regard, please advise what consideration you gave to the addendums to credit terms entered into in October 2016 which was prior to the November 2016 report issuance date in determining the appropriate classification of these receivable amounts as current and long-term receivables. Refer to ASC 210-10-45. In addition, your response did not address what consideration was given to actual collections through the report issuance date when evaluating the potential impairment of your receivable amounts.

Response:

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. In this regard, the following were the Company’s considerations:

1.       As mentioned above, the Company did not sign any repayment agreements;

2.       The Company updated its credit and legal searches on significant receivable accounts; and

3.       The Company monitored the latest delinquency status.

After these considerations, the Company opined that the financial status of the receivables has not been worsening, and the classification of these receivable has been appropriate subsequent to the date of the balance sheet in the Company’s Annual Report on Form 20-F filed in November 2016.

8.        We note your response to comment 11 of our letter dated June 19, 2017. Please disclose the nature and terms of the receivables included in other receivables, including why you entered into the underlying transaction as well as the repayment terms. For example, you note that the business purpose of loaning Customer B $10.9 million USD was to maximize collection. It is unclear why you would enter into a transaction to provide a loan to your customer to maximize collection from that customer. In addition, our understanding is that Customer B only has another receivable of $10.9 million so it is not clear what collection you are referring to that you would like to maximize. In this regard, please provide us with a breakdown of other receivables as of June 30, 2016 by significant customer which provides a more detailed explanation of the nature of the receivable, the repayment terms, and any subsequent payments received.

Response:

Please refer to the Company’s responses to comments 2 and 3.

9.        We note that you have multiple customers with extended payment terms pursuant to the addendums to credit terms entered into in October 2016, including some addendums with repayment periods as long as 40+ years. Please tell us what consideration you gave to footnote 5 of SAB Topic 13.A.1. in determining that these sales arrangements have fixed and determinable sales prices and correspondingly the timing of your revenue recognition is appropriate.

Response:

This comment is not applicable for the reasons mentioned in the Company’s responses to comments 2, 3, 4 and 5.

Statements of Cash Flows, page F-6

10.        We note your response to comment 12 of our letter dated June 19, 2017. We remind you that ASC 230-10-45-12 and 45-13 indicates that transactions related to loans should be classified as investing activities without specifying that the loans need to generate interest income. In this regard, please tell us why these transactions are not classified as investing activities in your Statements of Cash Flows pursuant to ASC 230-10-20. Further, please quantify the account balances that are owed by customers, suppliers, employees, or affiliates thereof.

Response:

This comment is not applicable for the reasons mentioned in the Company’s responses to comments 2, 3, 4 and 5.

General

11.        We note your response to comment 14 of our letter dated June 19, 2017. You noted that $16.46 million USD of the $24.47 million USD revenue recorded for the quarter ended December 31, 2016 has been collected. Please tell us the collection status of the remaining amounts, including the payment terms and whether you have entered into any amended payment agreements.

Response:

Other than the 16.46 million USD of the $24.47 million USD revenue recorded for the quarter ended December 31, 2016 has been collected, the Company has subsequently received $3.85 million for that revenue as at September 30, 2017.

The Company did not enter in any amended payment agreements as at the date of this letter.

If you have any questions regarding the Annual Report, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Mr. Hongming Dong – Chief Financial Officer
Delta Technology Holdings Limited
(via email: dhm@deltath.com)

Mr. Duncan Cheng
Delta Technology Holdings Limited
(via email: dc@deltath.com)

Appendix 1

(in million USD) 6/30/2016	Trade receivables			Other receivables	Prepayment	Sub-total	Allowance				Net
	Current	Non-current	Sub-total				Criteria 1	Criteria 2	Criteria 3	Sub-total

Customer A	$18.08	-	18.08	38.15	0.52	56.75	-	-	-	-	56.75
Customer B	-	-	-	10.98	-	10.98	-	-	-	-	10.98
Customer C	-	-	-	2.96	-	2.96	-	-	-	-	2.96
Customer D	3.46	1.65	5.11	0.58	-	5.69	0.22	-	-	0.22	5.47
Customer E	15.70	6.61	22.31	-	0.98	23.29	3.30	-	-	3.30	19.99
Others	11.34	1.14	12.48	1.57	10.36	24.41	-	0.87	3.45	4.32	20.09
Total	$48.58	9.40	57.98	54.24	11.86	124.08	3.52	0.87	3.45	7.84	116.24

12/31/2016	Trade receivables			Other receivables	Prepayment	Sub-total	Allowance				Net
	Current	Non-current	Sub-total				Criteria 1	Criteria 2	Criteria 3	Sub-total

Customer A	$8.64	8.57	17.21	36.46	-	53.67	-	-	-	-	53.67
Customer B	-	-	-	10.26	-	10.26	-	-	-	-	10.26
Customer C	-	-	-	3.27	-	3.27	-	-	-	-	3.27
Customer D	2.84	-	2.84	0.01	-	2.85	0.21	-	-	0.21	2.64
Customer E	0.08	21.17	21.25	-	-	21.25	3.16	-	-	3.16	18.09
Others	23.15	0.80	23.95	6.19	7.29	37.43	-	0.83	5.30	6.13	31.30
Total	$34.71	30.54	65.25	56.19	7.29	128.73	3.37	0.83	5.30	9.50	119.23

* Current represents overdue for equal to or less than 1 year while non-current represents overdue for more than 1 year

Appendix 2

(In USD million)
	Customer A	Customer C	Customer E
Account balance
Balance at 6/30/2016	$56.75	2.96	23.29
Sales	2.39		2.38
Payment collected			-4.42
Purchases	(6.63)	(1.73)
Payment made	1.15	2.04
Balance at 12/31/2016	$53.66	3.27	21.25